July 2, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Cecilia Blye
Mr. Roger Schwall
Fax:	703-813-6979

RE:	National Oilwell Varco, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 23, 2011 (“2010 Form 10-K”)
File No. 001-12317

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on June 25, 2015 by fax dated June 25, 2014. For your convenience, the Company’s responses are prefaced by the Commission’s comment bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2010 Form 10-K.

Risk Factors, page 21

There are risks associated with our presence in international markets, page 23

General

1.	In your letters to us dated May 23, 2011 and June 23, 2011, you discussed contacts with Syria, Sudan and Cuba. We are aware of a third party environmental website which lists National Oilwell Varco among drilling fluids companies in Sudan, and we are aware of recent news articles reporting that two rigs located offshore Cuba include your blowout preventers. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about contacts with these countries except for the information on page 91 regarding federal investigations Robbins & Myers. We also noted that you do not identify the countries involved in the Office of Foreign Assets and Control’s investigation of Ameron International Corporation.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2011 letters, including through subsidiaries, affiliates, distributors, resellers, customers, joint venture partners, or other direct or indirect arrangements. In this regard, we note disclosure in your Form 10-K about Samsung Heavy Industries and Schlumberger. Each of these companies is reported to have contacts with

NOV
7909 Parkwood Circle Drive
Houston, Texas 77036	Page 1

Syria, Sudan, and /or Cuba. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:

As noted in our prior response, the Company does not presently conduct any business with Iran, Sudan, or Cuba.

After its correspondence of May 23, 2011 and June 23, 2011 to the Staff, National Oilwell Varco (“NOV”), and its non-U.S. affiliates, National Oilwell Varco Downhole Eurasian Ltd. (“NOVDEL”) and National Oilwell Varco (U.K.) Ltd (“NOVUK”) applied for and received a license from Office of Foreign Assets Control (“OFAC”) to wind down its business in Syria. In addition, OFAC issued General License 7 governing winding down business in Syria, which also applied to NOV. The amount of funds collected by NOV, NOVDEL and NOVUK related to the licenses granted by OFAC was approximately $141,543.00. Furthermore, NOVDEL applied to the HM Treasury Department in the UK for a license to collect funds in connection with winding down other business in Syria. In response to NOVDEL’s application, HM Treasure advised that no license was required.

In response to Staff’s inquiry about web-based information related to drilling fluids sales in Sudan, NOV has not identified evidence to corroborate this web rumor.

As to your inquiry regarding Cuba, we note your comment; “We are aware of recent news articles reporting that two rigs located offshore Cuba include your blowout preventers.” NOV did provide BOPs for the two rigs (Songa Mercur and Scarabeo 9) prior to their operations in Cuban waters. NOV stopped providing goods and services to these rigs once it became known that they were going to conduct operations offshore Cuba.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

NOV
7909 Parkwood Circle Drive
Houston, Texas 77036	Page 2

Response:

As noted in our response in our May 23, 2011 response to Staff’s comments “Company does not currently engage in any business activities in Sudan, Iran or Cuba. The Company’s current limited business contacts in Syria are winding down. The Company does not intend to engage in any activities in any of these countries in the future. Therefore, the Company does not believe its current limited contacts in Syria or its prior limited contacts in any of the four countries in question based on contracts entered into before 2007 are material on a qualitative basis.”

Response No. 1 describes NOV’s winding down actions, as noted above in response to comment No. 1. In winding down its Syria business, NOV, NOVDEL and NOVUK obtained a license from the OFAC to collect $141,543.00. NOVDEL applied in the UK for a license to collect other funds, but HM Treasury determined that no license was required. Collectively the revenue from winding down sales in Syria were not material to NOV from a quantitative point of view. Furthermore, in view of the license applications, the immaterial amount of sales revenue and other relevant factors, NOV believes its disclosures provide appropriate information to investors in making their investment decisions.

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,

/s/ Dwight W. Rettig
Dwight W. Rettig
Senior Vice President and General Counsel

NOV
7909 Parkwood Circle Drive
Houston, Texas 77036	Page 3